UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SEC File Number: 033-05384
CUSIP Number: 35908J 107

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  |X|  Form 10-K and Form 10-KSB
 |_|  Form 20-F  |_|  Form 11-K
                        |  |  Form 10-Q and
Form 10-QSB   |_|  Form N-SAR
  For Period Ended: December 31, 2007
  |_|  Transition Report on Form 10-K
  |_|  Transition Report on Form 10-Q
  |_|  Transition Report on Form 20-F
  |_|  Transition Report on Form N-SAR
  |_|  Transition Report on Form 11-K
  For the Transition Period Ended :________________________

Read attached instruction sheet before preparing form.
Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing
 checked above, identify the item(s) to which the notification relates:

_________________________________________________________

PART I--REGISTRANT INFORMATION

FRONTIER ENERGY CORPORATION
Full Name of Registrant

_______________________________
Former Name if Applicable

2413 Morocco Avenue
Address of Principal Executive Office (Street and Number)

North Las Vegas, Nevada  89031
City, State and Zip Code

PART II--RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   |X|      (a)   The reasons described in reasonable detail
 in Part III of this form could not be eliminated
		without unreasonable effort or expense.

   |X|      (b)   The subject annual report, semi-annual
report, transition report on Form 10-K, 20-F, 11-K or
		Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day
		following the prescribed due date; or the subject quarterly report or transition report on
		Form 10-Q or portion thereof will be filed on or before the fifth calendar day following
		the prescribed due date; and

	(c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K,
 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company's Annual Report on Form 10-KSB for the year ended
 December 31, 2007 cannot be filed within the prescribed time period because the Company's legal counsel has been taken ill and therefore the Company requires additional time for legal review to insure adequate and proper disclosure of certain information required to be included in the Form 10-KSB. The Company's Annual Report on Form 10-KSB will be filed on or before the 15th calendar day following the prescribed due date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Robert Genesi, President, (800) 914-1405

(2)   Have all other periodic reports required under Section 13
 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

|X|  Yes   |_|  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_|  Yes   |X|  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Frontier Energy Corporation
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2008		By:  /s/ Robert Genesi
			  		Robert Genesi
					President